VBL Therapeutics Celebrates Opening of its New Gene Therapy Manufacturing Plant and Company Headquarters

TEL AVIV, Israel, Oct. 23, 2017 — VBL Therapeutics (NASDAQ: VBLT) announced today the opening of its new gene therapy manufacturing plant in Modiin, Israel. This plant will be the commercial facility for production of the Company’s lead product candidate, ofranergene obadenovec (VB-111), if approved.

The Modiin facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated manufacturing facilities in the world (20,000 sq. ft.). It is capable of manufacturing in large-scale capacity of 1,000 liters and is scalable to 2,000 liters.

“Having a manufacturing facility in place is an important step as we make preparations for potential regulatory approval and commercialization of VB-111,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “Manufacturing has often been a limiting factor for BLA approvals, including for breakthrough products, and we believe the opening of this facility, together with the upcoming completion of our ongoing pivotal trial in recurrent glioblastoma (rGBM), should keep us on track for a timely submission of our BLA.”

Ben Shapiro, M.D., Chairman of VBL Therapeutics, added “The inauguration of the new facility represents a major milestone for VBL. Investing in the appropriate infrastructure is critical as we complete the necessary pre-launch activities for VB-111 and evolve from a small biotech enterprise into an integrated biopharma company.”

Minister of Economy of Israel Mr. Eli Cohen said, "The establishment of VBL's innovative manufacturing facility for cancer therapy in Israel, is evidence of breakthrough and pioneering Israeli innovation and of the governmental policy to encourage Research and Development companies to establish their production activities in Israel, alongside other global innovative companies. The support of the Israel Innovation Authority of the Ministry of Economy in the amount of $22M over the years was essential for promoting this unique project. We will continue to support innovative companies that choose to develop and retain their activities in Israel."

On hand for the facility’s ribbon cutting ceremony were more than 150 guests from around the world, including governmental & municipal officials, local organizations and various Company stakeholders.

The investment in the facility is included in the Company's budget and was also supported by the Israel Innovation Authority, which has provided meaningful governmental grants to the project over the years. VBL expects that its current cash will fund the Company's operating expenses and capital expenditure requirements into 2019.

VBL’s new headquarters and facility are located in 8 Hasatat Street, Modiin, Israel.

About Ofranergene Obadenovec (VB-111)

Ofranergene obadenovec is a unique biologic agent that uses a dual mechanism to target solid tumors. Based on a non-integrating, non-replicating, Adeno 5 vector, ofranergene obadenovec utilizes VBL’s proprietary Vascular Targeting System (VTS™) to target the tumor vasculature for cancer therapy. Unlike anti-VEGF or TKIs, ofranergene obadenovec does not aim to block a specific pro-angiogenic pathway; instead, it uses an angiogenesis-specific sensor (VBL’s PPE-1-3x proprietary promoter) to specifically induce cell death in angiogenic endothelial cells in the tumor milieu. This mechanism retains activity regardless of baseline tumor mutations or the identity of the pro-angiogenic factors secreted by the tumor and shows activity even after failure of prior treatment with other anti-angiogenics. In addition, ofranergene obadenovec induces specific anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells.

Ofranergene obadenovec completed a Phase 2 study in recurrent GBM, which showed a statistically significant improvement in overall survival in patients treated with ofranergene obadenovec through progression, compared to either patients treated with ofranergene obadenovec followed by bevacizumab alone, or to historical bevacizumab data. In a Phase 2 trial for recurrent platinum-resistant ovarian cancer, ofranergene obadenovec demonstrated a statistically significant increase in overall survival and 60% durable response rate (as measured by reduction in CA-125), approximately twice the historical response with bevacizumab plus chemotherapy in ovarian cancer. In a Phase 2 study in recurrent, iodine-resistant differentiated thyroid cancer, ofranergene obadenovec met the primary endpoint providing evidence of disease stabilization with a positive safety profile, along with a dose-response and evidence of an overall survival benefit. Ofranergene obadenovec has received Fast Track Designation for recurrent glioblastoma in the U.S. and orphan drug status for glioblastoma in both the U.S. and EU. Ofranergene obadenovec has also received orphan drug status by the EMA for treatment of ovarian cancer.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 pivotal trial for recurrent Glioblastoma, conducted under an FDA Special Protocol Assessment (SPA).

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the Company’s facility in Modiin, Israel, clinical development of ofranergene obadenovec (VB-111), including our expectations regarding the timing of results from the Phase 3 study, and its therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of ofranergene obadenovec (VB-111) in recurrent GBM may not support approval of ofranergene obadenovec for marketing in the United States, notwithstanding the positive results seen in prior clinical experience. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2016. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:
Michael Rice
LifeSci Advisors, LLC
(646) 597-6979

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LifeSci Public Relations
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